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MetLife Investors Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

VIA EDGAR TRANSMISSION
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December 27, 2011

Min Oh, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE: METLIFE INVESTORS INSURANCE COMPANY
    METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
    POST-EFFECTIVE AMENDMENT NO. 28 TO THE REGISTRATION STATEMENT ON FORM N-4 (FILE NOS. 333-54358 AND 811-05200)

Dear Mr. Oh:

MetLife Investors Insurance Company (the "Company"), on its own behalf and on behalf of MetLife Investors Variable Annuity Account One (the "Separate Account"), provides this letter in response to oral comments provided by the staff of the U.S. Securities and Exchange Commission ("Commission") on December 9 and December 23, 2011, with respect to Post-Effective Amendment No. 27 to the Separate Account's registration statement.

The Company acknowledges that:

     . should the Commission or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     . the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

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If you have any questions or further comments, please call the undersigned at
(617) 578-4951 or Tom Conner at (202) 383-0590.

Sincerely,


/s/ Gregory E. Illson
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Gregory E. Illson
Vice President

cc: W. Thomas Conner, Esq.
    Patrice M. Pitts, Esq.
    Michele H. Abate, Esq.
    Paula J. Minella, Esq.